Filed by F.N.B. Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: UB Bancorp

Date: July 22, 2022

This filing relates to the proposed merger of UB Bancorp with F.N.B. Corporation, pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 31, 2022

The following is the transcript of an excerpt of the conference call held by F.N.B. Corporation on July 21, 2022. The purpose of the call was to discuss the second quarter earnings results of F.N.B. Corporation, and included a discussion of the proposed merger. This transcript was prepared by a third party and has not been independently verified by F.N.B. Corporation and may contain errors.

F.N.B. Corporation

Second Quarter 2022 Earnings

July 21, 2022 at 8:30 a.m. Eastern

CORPORATE PARTICIPANTS

Vince Delie – Chairman, President and Chief Executive Officer

Vince Calabrese – Chief Financial Officer

Gary Guerrieri – Chief Credit Officer

Lisa Constantine – Manager, Investor Relations

PRESENTATION

Operator

Good morning and welcome to the FNB Corporation Second Quarter 2022 Earnings Conference Call. All participants will be in a listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. Please note this event is being recorded.

I would now like to turn the conference over to Lisa Constantine with Investor Relations. Please go ahead.

Lisa Constantine

Thank you. Good morning and welcome to our second quarter earnings call. This conference call of FNB Corporation and the reported files with the Securities and Exchange Commission often contain forward-looking statements and non-GAAP financial measures. Non-GAAP financial measures should be viewed in addition to and not as an alternative for our reported results prepared in accordance with GAAP. Reconciliations of GAAP to non-GAAP operating measures to the most directly compatible GAAP financial measures are included in our presentation material and in our earnings release. Please refer to these non-GAAP and forward-looking statement disclosures contained in our related materials reports and registration statements filed with the Securities and Exchange Commission and available on our corporate website.

A replay of this call will be available until Thursday, July 28th and the webcast link will be posted to the About Us Investor Relations section of our corporate website.

I will now turn the call over to Vince Delie, Chairman, President and CEO.

Vince Delie

Thank you. Welcome to our Second Quarter Earnings Call. Joining me today are Vince Calabrese, our Chief Financial Officer, and Gary Guerrieri, our Chief Credit Officer.

[…]

Our success is also linked to the expansion of our branches. Last month, we announced the acquisition of UB Bancorp, a North Carolina-based bank with approximately $1.2 billion in total assets, $1 billion in total deposits and $670 million in loans. Approximately, 40% of the deposits are non-interest bearing. This acquisition increases FNB’s presence in North Carolina to a top ten deposit share in the state. This region has proven to be a growth engine for FNB. Adding the low-cost granular deposits will also benefit our financial performance in a rising rate environment. We are excited about our prospects and we welcome the UB Bancorp team and customers to FNB.

[…]

I’ll now turn the call over to Gary to provide more detail on our asset quality and comment on the economic environment. Gary?

Gary Guerrieri

[…]

We’ll first review our GAAP asset quality highlights for the second quarter and later in my remarks, I’ll provide an update on Howard Bank and the recently announced UB Bancorp acquisition as well as some brief commentary on the macroeconomic environment, and how we’re managing those potential risks.

[…]

I’d now like to provide a brief update on the Howard portfolio and the recently announced UB Bancorp acquisition. As it relates to Howard, the credit portfolio has not had a material impact to our overall credit metrics and it continues to perform well and in line with our expectations. We remain pleased with the transition process and continue to track the portfolio closely as is our standard practice in the quarters following an acquisition.

We also recently announced the acquisition of UB Bancorp, which will further position us in the Carolinas and offer additional lending and cross-sell opportunities in these attractive markets. Regarding the loan portfolio, we estimated a credit mark of 1.6% at due diligence as the book continues to perform in line with our expectations with no material impact expected to our credit metrics. We look forward to expanding our client relationships and our range of products that will be available to UB Bancorp’s customer base.

[…]

Vince Delie

With that, I will turn the call over to the operator for questions. Operator.

[…]

QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question-and-answer session. To ask a question, you may press star then one on your telephone keypad. If you’re using a speakerphone, please pick up your handset before pressing the keys. To withdraw your question, please press star then two. At this time we will pause momentarily to assemble our roster.

[…]

Timur Braziler

And I guess, as we go through the rest of the year and how you’re thinking about funding the loan growth, appreciate the deposit guide obviously, but as you’re looking at funding that loan growth and the acquisition that’s slated to close in the back end of the year, the remaining on balance sheet liquidity, how does that all figure in? Is the expectation to fund it 1:1? Is there incremental liquidity that you’re willing to use on the balance sheet, in advance of the deal closing later this year? Any color on the funding side would be helpful.

Vince Delie

The transaction that we closed—this is Vince Delie. If we’re able to close the transaction this year, we’ll get a benefit because it’s principally a deposit point on the portfolio; it’s fairly substantial for the size of the bank. There’s tremendous amount of granularity. The cost of funds in that portfolio is low. We’re bringing it over initially 10 basis points of [overlapping voices].

I mean, I think that that will be additive that will help us. But if you look at where we are today, we’re sitting at an 84% loan-to-deposit ratio. We have 35% in deposits. Our mix is the strongest it’s ever been. Our liquidity position, while we’ve drawn down cash, is still substantial. I think we’re in a very good position relative to lending and assuming good returns in that space, particularly commercial lending in the second half of the year. So I think we’re in a really good place from a liquidity perspective, funding perspective but we’re not concerned.

Vince Calabrese

I would just add at the end of June, we had $1.6 [ph] million of the excess cash still on the balance sheet. So that was $3.4 million at the end of the first quarter. We obviously use that to fund the loan growth all on a spot basis. So, there’s still ample liquidity just sitting right there for us.

Gary Guerrieri

We continue to win depository relationships particularly in the Southeast. That’s going to accelerate for us, larger treasury management clients in the convertible segment. So, I would expect that to continue.

[…]

CONCLUSION

Operator

Ladies and gentlemen, this concludes our question-and-answer session. I would like to turn the conference back over to Vince Delie for any closing remarks.

Vince Delie

Thank you. I’d like to thank everybody that participated. Great questions. Thank you for giving us the attention and asking those great questions.

I also would like to thank our employees again. I said it in the prepared comments. I meant it. I mean our people step up time and time again. So I really appreciate the effort, and I’m very confident, we’re going to do well throughout this cycle and throughout the rest of the year because of the quality of the people that we have. So thank you.

Have a great day. Take care.

Cautionary Statement Regarding Forward-Looking Information

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of FNB and UB Bancorp with respect to their planned merger, the strategic benefits and financial benefits of the merger, including the expected impact of the transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share and other metrics) and the timing of the closing of the transaction.

Forward-looking statements are typically identified by words such as “believe,” “plan,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “will,” “should,” “project,” “goal,” and other similar words and expressions. Forward-looking statements are subject to risks, uncertainties and assumptions which may change over time or as a result of unforeseen circumstances. Future events or circumstances may change expectations or outlook and may affect the nature of the assumptions, risks and uncertainties to which forward-looking statements are subject. The forward-looking statements in this communication pertain only to the date of this communication, and FNB and UB Bancorp disclaim any obligation to update or revise any forward-looking statements, except as required by law. Actual results or future events may differ, possibly materially, from those that are anticipated in these forward-looking statements. Accordingly, we caution against placing undue reliance on any forward-looking statements.

Forward-looking statements contained in this communication are subject to, among others, the following risks, uncertainties and assumptions:

•

The possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where FNB and UB Bancorp do business, or as a result of other unexpected factors or events;

•

Completion of the transaction is dependent on the satisfaction of customary closing conditions, including approval by UB Bancorp stockholders, which cannot be assured, and the timing and completion of the transaction is dependent on various factors that cannot be predicted with precision at this point;

•	The occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•

Completion of the transaction is subject to bank regulatory approvals and such approvals may not be obtained in a timely manner or at all or may be subject to conditions which may cause additional significant expense or delay the consummation of the merger transaction;

•	Potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;

•	The outcome of any legal proceedings that may be instituted against FNB or UB Bancorp;

•	Subsequent federal legislative and regulatory actions and reforms affecting the financial institutions’ industry may substantially impact the economic benefits of the proposed merger;

•

Unanticipated challenges or delays in the integration of UB Bancorp’s business into FNB’s and or the conversion of UB Bancorp’s technology systems and customer data may significantly increase the expense associated with the transaction; and

•

Other factors that may affect future results of FNB and UB Bancorp, including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These forward-looking statements are also subject to the principal risks and uncertainties applicable to FNB’s business and activities generally that are disclosed in FNB’s 2021 Annual Report on Form 10-K and other FNB files with the SEC and UB Bancorp’s Investor Relations website. FNB’s SEC filings are accessible on the SEC website at www.sec.gov.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between FNB and UB Bancorp. In connection with the proposed merger, FNB will file a registration statement on Form S-4 with the SEC to register FNB’s shares that will be issued to UB Bancorp’s stockholders in connection with the merger. The registration statement will include a proxy statement of Union Bank and a prospectus of FNB as well as other relevant documents concerning the proposed transaction.

INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The proxy statement/prospectus and other relevant materials (when they become available) and any other documents FNB has filed with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents FNB has filed with the SEC by contacting James Orie, Chief Legal Officer, F.N.B. Corporation, One North Shore Center, Pittsburgh, PA 15212, telephone: (724) 983-3317. The proxy statement/prospectus, when it becomes available, may also be obtained free of charge from F.N.B. Corporation at the contact set forth above or from UB Bancorp, 1011 Red Banks Road, Greenville, NC 27858, telephone: (866) 638-0552.

Participants in the Solicitation

FNB and UB Bancorp and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from UB Bancorp’s stockholders in connection with the proposed merger. Information regarding FNB’s directors and executive officers is contained in FNB’s Proxy Statement on Schedule 14A, dated March 25, 2022, as amended, and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding paragraph.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.